Exhibit 99.5
LINKTONE LTD.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING ORDINARY SHARES OF LINKTONE LTD.
Please refer to the reverse side of this card for the Proposals to be voted at the Meeting.
FOLD AND DETACH HERE
FOR AGAINST ABSTAIN
Proposal No. 1 Proposal No. 2 Proposal No. 3
Address Change Mark box and indicate changes/comments below:
Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.
PLEASE NOTE: Marking this box voids any other instructions indicated on this card.
Sign Below Date:
Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

PROPOSALS
PROPOSAL NO. 1: To elect one Class II director to serve until the 2012 annual general meeting of shareholders or until his successor is elected and duly qualified:
Oerianto Guyandi
PROPOSAL NO. 2: To ratify the appointment of Ernst & Young Hua Ming as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2009.
PROPOSAL NO. 3: Approve AS A SPECIAL RESOLUTION an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to (i) remove the existing requirement that material transactions between the Company and any holder of 5% or more of the Company’s share capital or any affiliate of the Company be approved (x) by a majority of the disinterested directors of the Company’s board, in the case of transactions valued at or above US$1 million, and (y) by holders of a majority of the shares held by the Company’s disinterested shareholders, in the case of transactions valued at or above US$10 million, and (ii) replace with the requirement that transactions between the Company and any holder of 5% or more of the Company’s share capital or any affiliate of the Company be approved by a majority of the disinterested directors of the Company’s board, in the case of transactions valued at or above US$5 million. (Please refer to the proxy statement for the proposed amendment language).
Linktone Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506 Voting Instruction Card
JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the 2009 Annual General Meeting (the “Meeting”) of Shareholders of Linktone Ltd. (the “Company”) will be held at 10:00 a.m. (Beijing time), on Monday, October 19, 2009, at the Company’s offices, 27/F, Building 1, Landmark Towers, 8 North East Third Ring Road, Chao Yang District, Beijing 100004, People’s Republic of China, for the purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Proposals to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Company’s Proposals, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), October 15, 2009. Only the registered holders of record as of the close of business on September 17, 2009, will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on September 17, 2009, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Proposals at the Meeting.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m. (Eastern Standard Time), on October 15, 2009.
For more information regarding the Meeting, including the AGM Notice and the Proxy Statement, please visit the Company’s website at http://www.linktone.com/corporate_governance/AGM.jsp. If you do not have access to the internet and would like to obtain a hardcopy free of charge, you may do so by calling the toll free number 1-800-990-1135 or by emailing jpmorgan.adr@wellsfargo.com.
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.